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                                                                      Exhibit 11

                    SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

            THIS SECOND AMENDMENT TO EMPLOYMENT AGREEMENT ("Second Amendment"), dated as of the ____ day of ___________, 1997, is made and entered into by and between New York State Electric & Gas Corporation, a New York corporation (the "Company"), and Wesley W. von Schack ("Executive") and amends certain provisions of the Employment Agreement, dated as of August 7, 1996, as amended ("Employment Agreement") by and between the Company and the Executive.

            WHEREAS, the Company has, effective January 1, 1997, amended its Annual Executive Incentive Plan and the parties hereto wish to amend the Employment Agreement to reflect the amended Annual Executive Incentive Plan and any successor executive incentive compensation plans adopted by the Company.

            NOW, THEREFORE, the parties hereto agree as follows:

                  1.    Section 10.1 (A) (ii) of the Employment
            Agreement is hereby amended to read in its entirety as follows:

                  (ii) the incentive compensation award the Executive would have received under the Annual Executive Incentive Plan, or any successor annual executive incentive compensation plan, for the year in which the Date of Termination occurs, calculated in accordance with Article XI (A)
                        (iii) of the Annual Executive Incentive Plan or any comparable provision in any successor annual executive incentive compensation plan, without, however, giving effect to any pro-rata adjustments contained in said provisions.

                  2. Section 10.1 (B) of the Employment Agreement is hereby amended to read in its entirety as follows:

                              (B) Notwithstanding any provision of the Company's
                        Annual Executive Incentive Plan, or any successor annual executive incentive compensation plan, the Company shall pay to the Executive a lump sum amount, in cash, equal to the sum of (i) any incentive compensation which has been allocated or awarded to the Executive for a completed fiscal
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                        year preceding the Date of Termination under the Annual
                        Executive Incentive Plan, or any successor annual executive incentive compensation plan, but has not yet been either (x) paid (pursuant to Section 6.2 hereof or otherwise) or (y) deferred pursuant to the Deferred Compensation Plan for Salaried Employees, and (ii) a pro-rata portion to the Date of Termination of the aggregate value of any contingent incentive compensation award to the Executive for any uncompleted fiscal year under the Annual Executive Incentive Plan or any successor annual executive incentive compensation plan, calculated as to each such award in accordance with
                        Article XI (A) (iii) of the Annual Executive Incentive Plan or any comparable provision in any successor annual executive incentive compensation plan.

                  3. Except as expressly modified hereby, the terms and provisions of the Employment Agreement remain in full force and effect.

            IN WITNESS WHEREOF, the parties have caused this Second Amendment to be duly executed and delivered as of the date first above written.

NEW YORK STATE ELECTRIC &
  GAS CORPORATION


By:
    --------------------------------            --------------------------------
    Sherwood J. Rafferty                             Wesley W. von Schack
    Senior Vice President
    and Chief Financial Officer